Exhibit 99.1

Xinyuan Real Estate Retains the Blueshirt Group to Drive Expanded Investor Relations Effort

Beijing China, March 9, 2020 -- Xinyuan Real Estate Co., Ltd (the “Company “or “Xinyuan”), a New York Stock Exchange-listed global real estate developer and property manager (NYSE: XIN), announced today that it has retained the Blueshirt Group to lead its investor relations and financial communication programs.

Xinyuan is ranked among the top 100 real estate businesses in China. With properties and operations in China, the U.S. and the U.K., Xinyuan is expanding its business to a variety of attractive regions. The Company is developing a number of landmark projects across New York, London, and Malaysia. Xinyuan is also developing several technology-enabled services related to its core real estate business.

Brian Chen, Chief Financial Officer of Xinyuan, commented, “We believe that The Blueshirt Group is an ideal partner to help us raise our visibility with investors, analysts and the financial media. Since listing on the NYSE in 2007, we weathered the global financial crisis and emerged as a market pioneer with a robust core real estate business and an array of value-added ancillary businesses. Our efforts in utilizing new technologies and enabling smart city development offer significant growth potential. We look forward to leveraging The Blueshirt Group’s extensive experience in working with growth companies as we enter the next stage of our company’s development.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

About The Blueshirt Group

Founded in 1999, The Blueshirt Group offers IPO advisory, investor relations, financial media relations, corporate governance/activism, and crisis communications services to leading growth companies globally. Blueshirt is based in San Francisco, with offices in New York, Beijing and London.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email:  susie@blueshirtgroup.com